EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth certain information regarding our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends. Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities related expense and amortization of debt issuance costs.

	Year ended December 31,
	2012	2011	2010	2009	2008
Fixed charges:
Interest expense excluding deposits	$225,482	$303,769	$395,961	$191,496	$281,993
Portion of rents representative of an interest factor	19,568	19,285	19,886	19,720	19,093
Fixed charges excluding interest on deposits	$245,050	$323,054	$415,847	$211,216	$301,086
Interest on deposits	81,300	128,627	196,495	426,298	720,260
Fixed charges including interest on deposits	$326,350	451,681	612,342	637,514	1,021,346

Fixed charges and preferred stock dividends:
Interest expense excluding deposits	$225,482	$303,769	$395,961	$191,496	$281,993
Portion of rents representative of an interest factor	19,568	19,285	19,886	19,720	19,093
Preferred stock dividend requirement	265,450	274,928	122,884	102,969	24,424
Fixed charges and preferred stock dividends excluding interest on deposits	510,500	597,982	538,731	314,185	325,510
Interest on deposits	81,300	128,627	196,495	426,298	720,260
Fixed charges and preferred stock dividends including interest on deposits	$591,800	$726,609	$735,226	$740,483	$1,045,770

Earnings:
Income (loss) from continuing operations before income taxes	$541,566	$521,273	$(403,168)	$(1,623,020)	$(314,698)
Equity in undistributed earnings of unconsolidated subsidiaries	(13,983)	(5,956)	(6,757)	(6,785)	(10,105)
Fixed charges excluding interest on deposits	245,050	323,054	415,847	211,216	301,086
Earnings excluding interest on deposits	772,633	838,371	5,922	(1,418,589)	(23,717)
Interest on deposits	81,300	128,627	196,495	426,298	720,260
Earnings including interest on deposits	$853,933	966,998	202,417	(992,291)	696,543

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.15	2.60	(a)	(a)	(a)
Including interest on deposits	2.62	2.14	(a)	(a)	(a)

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	1.51	1.40	(a)	(a)	(a)
Including interest on deposits	1.44	1.33	(a)	(a)	(a)

(a) Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the affected periods is presented is presented below. The amount is the same whether including or excluding interest on deposits:

Coverage deficiency – earnings to fixed charges			$(409,925)	$(1,629,805)	$(324,803)
Coverage deficiency – earnings to fixed charges and preferred stock dividends			(532,809)	(1,732,774)	(349,227)